O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2289

June 26, 2019

VIA EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Command Center, Inc. Filing of Tender Offer Documents

Ms. Chalk:

On behalf of our client Command Center, Inc. (the “Company”), a Washington corporation, we hereby advise you that the Company submitted in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), a completed Tender Offer Statement on Schedule TO-I and related Offer To Purchase, Letter of Transmittal and other ancillary documents (the “Tender Offer Documents”) in connection with the commencement of a self-tender offer of common stock of the Company. These Tender Offer Documents incorporate changes to address comments received from the staff of the Division of Corporation Finance of the Commission by letter, dated May 24, 2019, and the additional comments discussed telephonically, to the Tender Offer Statement on Schedule TO-C filed with the Commission on May 17, 2019, File No. 005-88386. The Offer to Purchase includes the Company’s and Hire Quest, LLC’s financial statements and the commitment letter received from BB&T Bank is included as an exhibit to the Schedule TO-I. The Tender Offer Documents also incorporate the changes noted in the Company’s response to the Commission’s comments by letter, dated May 31, 2019.

Should you have any questions concerning the Tender Offer Documents or desire any further information, please do not hesitate to contact me (telephone number: (212) 451-2289), Kenneth Schlesinger (telephone number: (212) 451-2252) or Claudia Dubon (telephone number: (212) 451-2240).

Very truly yours,

/s/ Adam Finerman

Adam Finerman

Enclosures

cc:	Kenneth Schlesinger Claudia Dubon

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM